KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

04024976

May 4, 2004

SUPPL

BY HAND

PROCESSED
MAY 11 2004
THOMSON FINANCIAL

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

MAY 5 2004

Re: *Grupo Minsa, S.A. de C.V.*
12g3-2(b) Submission
File No.: 82-4453

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Grupo Minsa, S.A. de C.V. (the "Company") to supplement its application for reinstatement of its exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's report to Bolsa Mexicana de Valores, S.A. de C.V. regarding the Company's 2004 first quarter results.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

cc: Kenneth G.M. Mason, Esq.

5/11

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA — TRIMESTRE: 1 AÑO: 2004

GRUPO MINSA, SA DE CV

ESTADO DE SITUACION FINANCIERA — CONSOLIDADO

AL 31 DE MARZO DE 2004 Y 2003

(Miles de Pesos)

Impresión Previa

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	2,081,991	100	2,657,887	100
2	**ACTIVO CIRCULANTE**	466,336	22	588,366	22
3	EFECTIVO E INVERSIONES TEMPORALES	52,623	3	21,251	1
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	192,168	9	195,150	7
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	51,531	2	208,026	8
6		77,904	4	70,036	3
7	OTROS ACTIVOS	92,110	4	93,903	4
8	**LARGO PLAZO**	4,536	0	4,728	0
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS ASOCIADAS NO CONSOLIDADAS	0	0	0	0
11	OTRAS INVERSIONES	4,536	0	4,728	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	1,476,283	71	1,606,068	60
13	INMUEBLES	785,329	38	805,741	30
14	MAQUINARIA Y EQUIPO	1,254,055	60	1,261,211	47
15	OTROS EQUIPOS	151,172	7	153,014	6
16	DEPRECIACION ACUMULADA	727,210	35	624,311	23
17	CONSTRUCCIONES EN	12,937	1	10,413	0
18	**ACTIVO DIFERIDO (NETO)**	130,404	6	451,217	17
19	**OTROS ACTIVOS**	4,432	0	7,508	0
20	**PASIVO TOTAL**	1,235,432	100	1,264,514	100
21	**PASIVO CIRCULANTE**	305,969	25	264,630	21
22	PROVEEDORES	121,957	10	112,473	9
23	CREDITOS BANCARIOS	91,456	7	61,937	5
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	9,316	1	6,499	1
26	OTROS PASIVOS	83,240	7	83,721	7
27	**PASIVO A LARGO PLAZO**	929,463	75	999,884	79
28	CREDITOS BANCARIOS	926,507	75	999,884	79
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	2,956	0	0	0
31	**CREDITOS DIFERIDOS**	0	0	0	0
32	**OTROS PASIVOS**	0	0	0	0
33	**CAPITAL CONTABLE**	846,559	100	1,393,373	100
34	**PARTICIPACION MINORITARIA**				
35	**CAPITAL CONTABLE MAYORITARIO**	846,559	100	1,393,373	100
36	**CAPITAL CONTRIBUIDO**	2,706,381	320	2,703,014	194
37	CAPITAL SOCIAL PAGADO	622,564	74	648,903	47
38	ACTUALIZACION CAPITAL SOCIAL	1,636,472	193	1,607,323	115
39	PRIMA EN VENTA DE	447,345	53	446,788	32
40	APORTACIONES PARA FUTUROS AUMENTOS DE	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	(1,859,822)	(220)	(1,309,641)	(94)
42	RESULTADOS ACUMULADOS Y RESERVA DE	(1,024,721)	(121)	(787,808)	(55)
43	RESERVA PARA RECOMPRA DE	143,773	17	143,592	10
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION CAPITAL CONTABLE	(625,101)	(74)	(644,729)	(46)
45	**RESULTADO NETO DEL EJERCICIO**	(353,773)	(42)	(40,696)	(3)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA TRIMESTRE: 1 AÑO: 2004

GRUPO MINSA, SA DE CV

ESTADO DE SITUACION FINANCIERA CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) Impresión Previa

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**52,623**	**100**	**21,251**	**100**
46	EFECTIVO	47,211	90	20,642	97
47	INVERSIONES	5,412	10	609	3
18	**CARGOS DIFERIDOS**	**130,404**	**100**	**451,217**	**100**
48	GASTOS AMORTIZABLES	30,222	23	335,396	74
49	CREDITO MERCANTIL	14,991	11	14,681	3
50	IMPUESTOS DIFERIDOS	85,191	65	101,140	22
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**305,969**	**100**	**264,630**	**100**
52	PASIVOS EN MONEDA	69,157	23	50,412	19
53	PASIVOS EN MONEDA	236,812	77	214,218	81
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO	0	0	0	0
56	PORCION CIRCULANTE DE	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**83,240**	**100**	**83,721**	**100**
57	OTROS PASIVOS CIRCULANTES CON	70,344	85	79,684	95
58	OTROS PASIVOS CIRCULANTES SIN	12,896	15	4,037	5
27	**PASIVO A LARGO PLAZO**	**929,463**	**100**	**999,884**	**100**
59	PASIVO EN MONEDA	703,448	76	750,081	75
60	PASIVO EN MONEDA	226,015	24	249,803	25
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO	0	0	0	0
30	**OTROS CREDITOS**	**2,956**	**100**	**0**	**100**
63	OTROS CREDITOS CON	0	0	0	0
64	OTROS CREDITOS SIN	2,956	100	0	0
31	**CREDITOS DIFERIDOS**	**0**	**100**	**0**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	0	0	0	0
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(625,101)**	**100**	**(644,729)**	**100**
70	RESULTADO ACUMULADO POR POSICION	(11,228)	(2)	(9,885)	(2)
71	RESULTADO POR TENENCIA DE ACTIVOS NO RIOS	(613,873)	(98)	(634,844)	(98)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 1 AÑO: 2004

ESTADO DE SITUACION FINANCIERA
OTROS CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	160,367	323,736
73	FONDO PARA PENSIONES Y PRIMA DE	0	0
74	NUMERO DE FUNCIONARIOS	0	0
75	NUMERO DE EMPLEADOS	467	603
76	NUMERO DE OBREROS (*)	476	710
77	NUMERO DE ACCIONES EN CIRCULACION	155,641,049	155,641,049
78	NUMERO DE ACCIONES RECOMPRADAS	12,744,000	12,744,000

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 1 AÑO 2004

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 31 DE MARZO DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Provia

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	VENTAS NETAS	556,369	100	504,709	100
2	COSTO DE	453,444	82	403,508	80
3	RESULTADO BRUTO	102,925	18	101,201	20
4	GASTOS DE	104,580	19	113,367	22
5	RESULTADO DE OPERACION	(1,655)	0	(12,166)	(2)
6	COSTO INTEGRAL DE FINANCIAMIENTO	12,419	2	25,328	5
7	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	(14,074)	(3)	(37,494)	(7)
8	OTRAS OPERACIONES FINANCIERAS	0	0	0	0
9	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	(14,074)	(3)	(37,494)	(7)
10	PROVISION PARA IMPUESTOS Y	0	0	0	0
11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	(14,074)	(3)	(37,494)	(7)
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	RESULTADO NETO POR OPERACIONES CONTINUAS	(14,074)	(3)	(37,494)	(7)
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	(14,074)	(3)	(37,494)	(7)
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	3,202	1
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	339,699	61	0	0
18	RESULTADO NETO	(353,773)	(64)	(40,696)	(8)
19	PARTICIPACION MINORITARIA				
20	RESULTADO NETO MAYORITARIO	(353,773)	(64)	(40,696)	(8)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE 1 AÑO 2004

ESTADO DE RESULTADOS
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	556,369	100	504,709	100
21	NACIONALES	437,361	79	394,373	78
22	EXTRANJERAS	119,008	21	110,336	22
23	CONVERSION EN DOLARES	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	12,419	100	25,328	100
24	INTERESES PAGADOS	23,719	191	28,658	113
25	PERDIDA EN CAMBIOS	621	5	22,947	91
26	INTERESES GANADOS	693	6	16,392	65
27	GANANCIA EN CAMBIOS	0	0	0	0
28	RESULTADO POR POSICION	(11,228)	(90)	(9,885)	(39)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	0	100	0	100
29	OTROS GASTOS Y (PRODUCTOS)	0	0	0	0
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	0	100	0	100
32	I.S.R.	0	0	0	0
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	0	0	0	0
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA | TRIMESTRE: 1 | AÑO 2004

GRUPO MINSA, SA DE CV

ESTADO DE RESULTADOS | **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Previa

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	582,321	528,294
37	RESULTADO FISCAL DEL	0	0
38	VENTAS NETAS (**)	2,188,241	2,086,857
39	RESULTADO DE OPERACION	(2,428)	(14,268)
40	RESULTADO NETO MAYORITARIO (**)	(569,014)	(299,587)
41	RESULTADO NETO (**)	(569,014)	(299,587)

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 1 AÑO: 2004

ESTADO DE RESULTADOS TRIMESTRAL
DEL 1 DE ENERO AL 31 DE MARZO DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	VENTAS NETAS	556,369	100	507,625	100
2	COSTO DE	453,444	82	388,222	76
3	RESULTADO BRUTO	102,925	18	119,403	24
4	GASTOS DE	104,580	19	116,549	23
5	RESULTADO DE OPERACION	(1,655)	0	2,854	1
6	COSTO INTEGRAL DE FINANCIAMIENTO	12,419	2	36,067	7
7	RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO	(14,074)	(3)	(33,213)	(7)
8	OTRAS OPERACIONES FINANCIERAS	0	0	0	0
9	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	(14,074)	(3)	(33,213)	(7)
10	PROVISION PARA IMPUESTOS Y	0	0	16,178	3
11	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	(14,074)	(3)	(49,391)	(10)
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	RESULTADO NETO POR OPERACIONES CONTINUAS	(14,074)	(3)	(49,391)	(10)
14	RESULTADO POR OPERACIONES (NETO)	0	0	16,166	3
15	RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS	(14,074)	(3)	(65,557)	(13)
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	9,694	2
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	339,699	61	0	0
18	RESULTADO NETO	(353,773)	(64)	(75,251)	(15)
19	PARTICIPACION MINORITARIA				
20	RESULTADO NETO MAYORITARIO	(353,773)	(64)	(75,251)	(15)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 1 AÑO: 2004

E STADO DE RESULTADOS TRIMESTRAL
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**556,369**	**100**	**507,625**	**100**
21	NACIONALES	437,361	79	398,356	78
22	EXTRANJERAS	119,008	21	109,269	22
23	CONVERSION EN DOLARES	0	0	0	0
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**12,419**	**100**	**36,067**	**100**
24	INTERESES PAGADOS	23,719	191	29,792	83
25	PERDIDA EN CAMBIOS	621	5	15,250	42
26	INTERESES GANADOS	693	6	792	2
27	GANANCIA EN CAMBIOS	0	0	0	0
28	RESULTADO POR POSICION	(11,228)	(90)	(8,183)	(23)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**0**	**100**	**0**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	0	0	0	0
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**0**	**100**	**16,178**	**100**
32	I.S.R.	0	0	12	0
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	0	0	16,166	100
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA TRIMESTRE: 1 AÑO: 2004

GRUPO MINSA, SA DE CV

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA CONSOLIDADO

DEL 1 DE ENERO AL 31 DE MARZO DE 2004 Y 2003

(Miles de Pesos)

Impresión Previa

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	RESULTADO NETO	(353,773)	(40,696)
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	350,413	50,824
3	FLUJO DERIVADO DEL RESULTADO NETO DEL E JERCICI(	(3,360)	10,128
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(5,550)	(37,053)
5	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION	(8,910)	(26,925)
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(15,814)	8,731
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	0	0
8	RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO	(15,814)	8,731
9	RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION	8,116	(15,807)
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES	(16,608)	(34,001)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO	69,231	55,252
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	52,623	21,251

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 1 AÑO: 2004

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Previa

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	350,413	50,824
13	+ DEPRECIACION Y AMORTIZACION DEL	32,001	36,643
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN	0	23,168
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION PASIVOS Y ACTIVOS	(11,228)	(9,885)
17	+ (-) OTRAS PARTIDAS	329,640	898
40	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION	0	0
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(5,550)	(37,053)
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS COBRAR	(5,969)	(2,485)
19	+ (-) DECREMENTO (INCREMENTO) EN	(1,750)	239,284
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS POR COBRAR Y OTROS ACTIVOS	5,813	(72,603)
21	+ (-) INCREMENTO (DECREMENTO) EN	(8,561)	(28,630)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS	4,917	(172,619)
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(15,814)	8,731
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	(1,778)	(123)
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	(13,808)	8,854
25	+ DIVIDENDOS	0	0
26	+ OTROS	(228)	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
28	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
29	(-) AMORTIZACION DE OTROS	0	0
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	0	0
30	+ (-) INCREMENTO (DECREMENTO) EN EL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS CAPITAL	0	0
9	RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION	8,116	(15,807)
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE	0	61
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y	(3,673)	(1,990)
36	(-) INCREMENTO EN CONSTRUCCIONES EN	(2,407)	(108)
37	+ VENTAS DE OTRAS INVERSIONES CON PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS	0	0
39	+ (-) OTRAS PARTIDAS	14,196	(13,770)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA TRIMESTRE: 1 AÑO 2004

GRUPO MINSA, SA DE CV

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Previa

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	(63.59)	%	(8.06)	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	(67.21)	%	(21.50)	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	(27.33)	%	(11.27)	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	(3.17)	%	(24.29)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	1.05	veces	0.76	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.48	veces	1.29	veces
8	ROTACION DE INVENTARIOS (**)	5.30	veces	6.20	veces
9	DIAS DE VENTAS POR COBRAR	27	dias	30	dias
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	5.50	%	5.30	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	59.34	%	47.58	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.46	veces	0.91	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	62.54	%	63.39	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	62.96	%	62.26	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	(0.07)	veces	(0.42)	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.77	veces	1.64	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.52	veces	2.22	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE	1.27	veces	1.96	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.38	veces	0.47	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	17.20	%	8.03	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A NETAS	(0.60)	%	2.01	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL TRABAJO A VENTAS NETAS	(1.00)	%	(7.34)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR OPERACION A INTERESES PAGADOS	(0.36)	veces	(0.94)	veces
24	FINANCIAMIENTO AJENO A RECURSOS (UTIL.) POR FINAN.	100.00	%	100.00	%
25	FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN.	0.00	%	0.00	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	(45.26)	%	12.50	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA TRIMESTRE: 1 AÑO: 2004

GRUPO MINSA, SA DE CV

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Previa

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ (2.27)		$ (.25)	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ (2.27)		$ (.25)	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 5.44		$ 8.95	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS	.50	veces	.29	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION ORDINARIA (**)	(1.19)	veces	(10.20)	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

COMENTARIOS Y ANALISIS DE LA ADMINISTRACION
SOBRE LOS RESULTADOS DE OPERACION Y SITUACION FINANCIERA DE LA COMPAÑIA

ANEXO 1

CONSOLIDADO
Impresión Previa

GRUPO MINSA REPORTA RESULTADOS DEL PRIMER TRIMESTRE DE 2004

Tlalnepantla, Estado de México, a 30 de abril de 2004 - Grupo Minsa, reportó el día de hoy sus resultados al primer trimestre de 2004.

Entorno Macroeconómico

Los factores externos más importantes que están afectando el desempeño de la industria de la tortilla son los siguientes:

La cadena productiva Maíz-Tortilla continúa perdiendo competitividad contra otras cadenas alimenticias, particularmente la del trigo, debido a la inequidad en que se desenvuelven en relación a los esquemas de importación y los apoyos del Gobierno.

Desde el 2003 los productos agropecuarios del País que mantienen cuotas de importación o salvaguardas como el maíz, frijol, manzana, carne de res, pollo y azúcar entre otros, se han visto afectados por las crecientes importaciones a través de amparos y por el contrabando, con lo que evaden el pago de impuestos.

La falta de una verdadera integración de las cadenas productivas agroalimentarias le ha costado, en los últimos 9 años, a ese sector la pérdida de 2 millones de empleos y el crecimiento en 103 por ciento de las importaciones agrícolas procedentes de Estados Unidos desde inicios del Tratado de Libre Comercio (TLCAN).

El consumidor mexicano se ha visto afectado por la desintegración de las cadenas, ya que el desequilibrio entre las cadenas está provocando el cambio de hábitos de consumo del maíz hacia el trigo con todas las consecuencias económicas, sociales, nutricionales y culturales que esto conlleva, generando una dependencia cada vez mayor de trigo producido y subsidiado en el extranjero, reduciendo la competitividad del maíz nacional.

La cadena del maíz no está reconocida como integrada, lo que tiene un costo muy alto por importaciones de maíz y sus subproductos, monto que ha crecido más de 100 por ciento desde inicios del TLCAN.

La Ley de Egresos del 2004 instruye al gobierno federal a instituir un Consejo Regulador para la cadena maíz-tortilla, factor indispensable para detener el deterioro de la cadena en su totalidad. Sin embargo aún no se presenta ninguna iniciativa para impulsar dicho ordenamiento, el cual resulta clave para el futuro de la Industria.

El gobierno federal aún no determina las acciones que se tomarán para implementar el funcionamiento del Consejo Regulador de la Cadena Maíz-Tortilla, de acuerdo a la obligatoriedad derivada del artículo 6° transitorio de la Ley de Egresos del 2004.

La falta de certidumbre en la definición de los precios nacionales del maíz genera serios problemas de planeación en la cadena productiva, la intervención de la SAGARPA (Secretaría de Agricultura, Ganadería Desarrollo

Rural, Pesca y Alimentación) a través de ASERCA (Apoyos y Servicios a la Comercialización Agropecuaria), obliga a los compradores de maíz nacional a pagar precios por arriba de los niveles internacionales y muy por encima de la inflación.

La cadena de producción de productos derivados del maíz se encuentra en una posición de desventaja frente al resto de las cadenas productivas alimenticias debido a la falta de definición y de acciones concretas del Gobierno Federal para apoyar a la cadena agroalimentaria más importante del País.

Cambios en Principios de Contabilidad

En marzo de 2003, el Instituto Mexicano de Contadores Públicos emitió el Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición", de aplicación obligatoria para estados financieros de periodos que inicien el 1 de enero de 2004. Este boletín establece, entre otros aspectos, nuevas reglas para el cálculo y reconocimiento de pérdidas por deterioro de los activos de larga duración en uso, las compañías deben determinar la posible pérdida por deterioro, a menos que cuenten con evidencias que demuestren en forma contundente que dichos indicios son de carácter temporal.

Discusión y Análisis de los Resultados de la Empresa

Volumen

El volumen de ventas consolidado de Grupo Minsa durante el primer trimestre de 2004 fue de 147,024 toneladas métricas, cifra mayor en 5.8% al compararse contra la cifra registrada durante el primer trimestre del año anterior, gracias a un importante efecto positivo basado en las operaciones de Estados Unidos y Centroamérica y a una ligera disminución en el volumen en México. Sin embargo, presentó un decremento de 0.8% respecto al cuarto trimestre del 2003, debido al decremento en volumen en México.

Precios

Para el primer trimestre de este año, el precio promedio fue de $3,784.21 pesos por tonelada métrica, aumentando en $153.73 ó 4.2% en relación con el primer trimestre del 2003. Comparado con el cuarto trimestre de 2003, el precio promedio fue mayor en $70.02 pesos ó 1.9%, debido a una mejor mezcla de productos vendidos y al incremento de precios en México.

Ventas Netas

Las ventas netas consolidadas de la empresa para este trimestre fueron de $556.4 millones de pesos, cifra superior en $51.7 millones o 10.2% mayor a la obtenida en el primer trimestre del 2003. El aumento se debe al incremento en el volumen explicado con anterioridad así como a un mejor precio presentado principalmente en México; respecto al cuarto trimestre del 2003 las ventas netas resultaron $5.8 millones de pesos o 1.1% mayores debido a mejora en el precio.

Costo de Ventas

El costo de ventas para el primer trimestre del 2004 fue de $453.4 millones de pesos, $49.9 millones o 12.4% mayor a la del primer trimestre de 2003 y $25.4 millones o 5.9% mayor al compararlo con el cuarto trimestre de 2003, este aumento obedece a la combinación en igual medida de un aumento en el costo variable y el incremento en el volumen registrado este trimestre.

Gastos de Operación

Los gastos de operación durante el primer trimestre del 2004 fueron de $104.6 millones de pesos, $8.8 millones o 7.8% menores a los incurridos en el primer trimestre del 2003, de igual manera resultan menores en $2.3 millones o 2.1% comparados con el cuarto trimestre de 2003.

Resultado de Operación

La Empresa obtuvo una pérdida de operación de $1.7 millones de pesos durante el primer trimestre de este año, comparado con una pérdida de $12.2 millones de pesos el primer trimestre del año anterior y una utilidad de $15.6 millones de pesos durante el cuarto trimestre de 2003. Esta pérdida es resultado de el desempeño de la compañía mencionado anteriormente.

Costo Integral de Financiamiento

El costo integral de financiamiento para el periodo que se reporta fue de $12.4 millones de pesos, cifra $12.9 millones menor a la reportada el primer trimestre de 2003 este decremento se debe a la combinación de una menor pérdida cambiaria y mayor ganancia por posición monetaria. Al compararlo contra el cuarto trimestre de 2003 el costo integral de financiamiento resulta $25.3 millones de pesos menor debido a una reclasificación que se llevo a cabo en el cuarto trimestre del 2003, afectando el renglón de Productos Financieros y también se debe a una menor pérdida cambiaria durante este primer trimestre del 2004.

Resultado Neto

La compañía obtuvo una pérdida neta consolidada para el primer trimestre de 2004 de $353.8 millones de pesos, cifra $313.1 millones desfavorable al compararse contra una pérdida neta de $40.7 millones en el primer trimestre del 2003. Esta cifra es también $246.0 millones desfavorable al compararla con una pérdida neta de $10[illegible].7 millones de pesos en el cuarto trimestre de 2003. La variación se explica principalmente a la aplicación del boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición" de aplicación obligatoria a partir del 1 de enero de 2004, que representó un monto aproximado de $30.0 millones de pesos, según estimación de la empresa.

Utilidad antes de Intereses, Impuestos, Depreciación y Amortización (UAFIDA)

La cifra obtenida en el período que se reporta es de $30.3 millones de pesos, $5.9 millones o 24.0% mayor respecto al primer trimestre del año 2003 y $31.7 millones menor al compararla con el cuarto trimestre de 2003 debido a que durante el cuarto trimestre de ese año se vio afectada favorablemente por $14.1 millones de pesos correspondientes a ingresos no recurrentes. Este comportamiento se explica por los resultados operativos presentados durante el trimestre.

Situación Financiera

Los activos totales consolidados al 31 de marzo de 2004 fueron $2,082.0 millones de pesos, $303.0 millones menor a la cifra reportada al 31 de marzo de 2003. Este decremento se debe principalmente a la aplicación del boletín C-15 explicada con anterioridad.

Las cuentas por cobrar se mantienen en el promedio que ha venido presentando desde hace cuatro trimestres siendo de 30 días para el trimestre que se reporta gracias a la estricta vigilancia por parte del comité de crédito.

Los pasivos totales consolidados de la Compañía al cierre del trimestre reportado, fueron de $1,235.4 millones de pesos. La deuda total con costo se ubica en $1,018.0 millones, $15.7 menor al compararla con $1,033.6 millones del primer trimestre del año anterior, debido a que se realizó una amortización de capital por $4.0 millones de dólares de acuerdo al contrato de reestructura de deuda bancaria firmado en abril de 2003. El apalancamiento financiero (pasivos con costo divididos entre el capital contable) es de 1.20, la razón circulante (activo circulante dividido entre el pasivo de corto plazo) es de 1.52 veces.

El capital contable de la Compañía al 31 de marzo de 2004 se situó en $846.6 millones de pesos, $362.5 millones por debajo de la cifra del primer trimestre de 2003, debido a la aplicación del boletín C-15.

Descripción de la Compañía

Minsa es el segundo productor más grande de harina de maíz para tortillas en México. Fundada en octubre de 1993, Minsa es propietaria de seis plantas de harina de maíz en la República Mexicana, localizadas en los Estados de México, Jalisco, Sinaloa, Veracruz, Chiapas y Coahuila; dos en los Estados Unidos de Norteamérica, localizadas en Muleshoe, Texas y Red Oak, Iowa; y una planta en Jutiapa, Guatemala.

NOTA 2 - BASES DE CONSOLIDACIÓN Y RESUMEN DE POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS:

Los estados financieros muestran la consolidación de las cuentas de Grupo y sus subsidiarias que se mencionan en la Nota 1, después de eliminar los saldos y transacciones entre éstas.

Los estados financieros consolidados que se acompañan fueron preparados de conformidad con Principios de Contabilidad Generalmente Aceptados (PCGA); consecuentemente, están expresados en pesos constantes de poder adquisitivo del 31 de MARZO de 2004.

A continuación se resumen las políticas de contabilidad más importantes seguidas en la formulación de los estados financieros consolidados, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de los efectos de la inflación en la información financiera:

a. Las inversiones en valores se expresan al costo, el cual es semejante a su valor de mercado.

b. Los inventarios se valúan a su costo promedio, el cual es similar a su costo de reposición. El costo de ventas se determina originalmente por el método de costos promedio y se actualiza aplicando factores derivados del Índice Nacional de Precios al Consumidor (INPC). Los valores así determinados no exceden al valor de mercado.

c. La maquinaria y equipo de origen extranjero se actualiza considerando la devaluación del peso contra las monedas extranjeras, aplicando el factor de inflación del país de origen; los activos fijos de origen nacional se actualizan aplicando un factor de inflación derivado del INPC a su valor al inicio de año.

La depreciación se calcula por el método de línea recta con base en las vidas útiles estimadas de los activos, tanto sobre el costo de adquisición como sobre los incrementos por actualización, de acuerdo con las tasas anuales de depreciación determinadas por peritos independientes.

d. Las marcas registradas se expresan a su valor actualizado, determinado mediante la aplicación a su costo de adquisición, de factores derivados del INPC. La amortización se calcula por el método de línea recta en veinte años.

e. El exceso del costo sobre el valor en libros de las acciones de subsidiarias es amortizado usando el método de línea recta en veinte años.

f. Los cargos diferidos se expresan a su valor actualizado, determinado mediante la aplicación a su costo de adquisición, de factores derivados del INPC. La amortización se calcula por el método de línea recta en once y veinte años.

g. Las inversiones en acciones de compañías asociadas se expresan a su costo de adquisición, actualizado mediante factores derivados del INPC.

h. Las transacciones en monedas extranjeras se registran a los tipos de cambio vigentes en las fechas de su concertación. Los activos y pasivos en dichas monedas se expresan en moneda nacional a los tipos de cambio vigentes a la fecha del balance general. Las diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su

liquidación o valuación al cierre del ejercicio se aplican a los resultados del ejercicio, o se capitalizan si son atribuibles a construcciones en proceso.

i. Para consolidar las operaciones de Minsa Corporation y Minsa Centroamérica se utiliza la metodología establecida en el Boletín B-15 "Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras", emitido por el IMCP. Bajo estas normas las subsidiarias extranjeras se consideran como entidades extranjeras independientes; consecuentemente, para la conversión de sus estados financieros, éstos son reexpresados tomando como base el el Indice General de Precios al Consumidor que refleje los cambios en el poder adquisitivo de la moneda del país en que las entidades extranjeras reportan sus operaciones, y posteriormente: a) los activos y pasivos monetarios y no monetarios se convierten al tipo de cambio de cierre a la fecha del balance general y b) las partidas de ingresos y gastos se convierten al tipo de cambio de cierre del periodo que se informa. Las diferencias originadas por la conversión de dichos estados financieros a pesos se registran dentro de la insuficiencia en la actualización del capital.

j. El capital social y el resto de los componentes de la inversión de los accionistas representan el valor de dichas partidas en términos de poder adquisitivo del 31 de DICIEMBRE de 2002, y se determinan aplicando a los valores históricos factores derivados del INPC.

m. La insuficiencia en la actualización del capital representa el Resultado por Tenencia de Activos no Monetarios (RETANM) expresado en pesos de poder adquisitivo del 31 de MARZO de 2004. El RETANM representa la pérdida o utilidad en el valor actualizado de la maquinaria y equipo en moneda extranjera por debajo o por encima de la inflación medida en términos del INPC.

n. El resultado por posición monetaria representa la pérdida o utilidad por inflación, medida en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del periodo, expresada en pesos de poder adquisitivo del 31 de MARZO de 2004.

o. La pérdida básica por acción ordinaria está calculada de acuerdo con el Boletín B-14 "Utilidad por Acción", emitido por el IMCP. De acuerdo con este Boletín la utilidad básica por acción ordinaria es el resultado de dividir la utilidad atribuible a las acciones ordinarias entre el promedio ponderado de las acciones ordinarias en circulación durante el año.

p. Para la preparación de los estados financieros de conformidad con los PCGA, se requiere que la administración efectúe estimaciones y suposiciones que afectan los importes registrados como activos y pasivos, de las revelaciones hechas en las notas sobre los estados financieros y de los importes registrados como ingresos y gastos durante el ejercicio.

q. El tipo de cambio utilizado para el periodo que se reporta fue de $11.2100 pesos por dólar americano.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA TRIMESTRE: 1 AÑO: 2004
GRUPO MINSA, SA DE CV

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 CONSOLIDADO
Impresión Previa

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	90,875,000	99.99	90,826	214,293
2 MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	78,918,000	99.99	78,869	326,718
3 MINSA DEL NORTE	ELABORA HARINA DE MAIZ	63,444,000	99.99	63,445	111,437
4 MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	50,964,000	99.99	50,965	338,107
5 MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	46,845,000	99.99	46,846	90,310
6 MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	180,049,999	99.99	180,050	0
7 SERVICIOS CORPORATIVOS MINSA	PRESTADORA DE SERVICIOS	161,750,900	99.99	161,751	128,515
8 MINSA CORPORATION	ELABORA HARINA DE MAIZ	1,000,000	100.00	131,041	227,899
9 SERVICIOS LA FABRICA	PRESTADORA DE SERVICIOS	49,999	99.99	50	261
10 OPERADORA MINSA	PRESTADORA DE SERVICIOS	74,070,422	99.99	74,070	(2,639)
11 MAIZ INDUSTRIALIZADO DE CENTROAMERICA	ELABORA HARINA DE MAIZ	35,879	100.00	47,923	28,425
12 SERVICIOS ADMINISTRATIVOS MINSA	PRESTADORA DE SERVICIOS	35,774,033	99.99	35,774	(45,561)
TOTAL DE INVERSIONES EN SUBSIDIARIAS				961,610	1,417,765
ASOCIADAS					
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				0	0
OTRAS INVERSIONES PERMANENTES					4,536
TOTAL					1,422,301

OBSERVACIONES

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 1 AÑO: 2004

Impresión Previa
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interés	Denominados en Pesos: Hasta 1 Año	Denominados en Pesos: Mas de 1 Año	Vencim. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Vencim. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo: Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
ORGANISMOS FINANCIEROS																
REFACCIONARIO/BANCOMER	31/12/2007	6.30	17,[illegible]	175,888	0	0	0	0	0	0	0	0	0	0	0	0
REFACCIONARIO/IFC	31/12/2007	4.14	0	0	0	0	0	0	0	0	38,209	0	312,[illegible]	0	0	0
REFACCIONARIO/RABOBANK	31/10/2007	4.14	0	0	0	0	0	0	0	0	20,664	0	318,453	0	0	0
REFACCIONARIO/OLDHAM	31/12/2007	4.14	0	0	0	0	0	0	0	0	7,856	0	77,452	0	0	0
REFACCIONARIO/COMERICA	31/12/2007	6.30	4,81[illegible]	50,127	0	0	0	0	0	0	0	0	0	0	0	0
REFACCIONARIO/BANCO DE EXPOR	31/01/2004	[illegible]	0	0	0	0	0	0	0	0	2,077	0	0	0	0	0
ARRENDAMIENTO/WELLS FARGO	28/04/2006	6.75	0	0	0	0	0	0	0	0	0	63	60	0	0	0
ARRENDAMIENTO/WELLS FARGO	10/08/2004	5.7[illegible]	0	0	0	0	0	0	0	0	0	59	0	0	0	0
TOTAL BANCARIOS			22,299	226,015	0	0	0	0	0	0	69,035	122	700,492	0	0	0
PROVEEDORES																
PROVEEDORES VARIOS S22			121,957	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			121,957	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS PASIVOS CIRCUL S26			83,240	0	0	0	2,956	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			83,240	0	0	0	2,956	0	0	0	0	0	0	0	0	0
			227,496	226,015	0	0	2,956	0	0	0	69,035	122	700,492	0	0	0

OBSERVACIONES

EL TIPO DE CAMBIO UTILIZADO FUE DE $11.2[illegible] PESOS POR DOLAR AMERICANO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 1 AÑO: 2004

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6

CONSOLIDADO
Impresión Previa

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	24,615	275,944	5,730	64,235	340,179
PASIVO	4,285	48,044	2,833	31,760	79,804
	4,013		2,833	31,760	76,750
	272		0	0	3,054
SALDO NETO	20,330	227,900	2,897	32,475	260,375

OBSERVACIONES

CLAVE DE COTIZACION: **MINSA** TRIMESTRE: **1** AÑO: **2004**
GRUPO MINSA, SA DE CV

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
Impresión Previa

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	483,872	1,235,615	(751,743)	0.00	4,736
FEBRERO	485,689	1,212,911	(727,223)	0.00	4,291
MARZO	480,590	1,219,630	(739,040)	0.01	2,513
ACTUALIZACION:	0	0	0	0.00	(312)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					11,228

OBSERVACIONES

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 1 AÑO: 2004

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

CONSOLIDADO
Impresión Previa

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 1 AÑO: 2004

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9

CONSOLIDADO
Impresión Previa

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
MINSA DEL CENTRO	ELABORA HARINA DE MAIZ	150,000	41
MINSA DE OCCIDENTE	ELABORA HARINA DE MAIZ	83,520	55
MINSA DEL NORTE	ELABORA HARINA DE MAIZ	75,000	54
MINSA DEL GOLFO	ELABORA HARINA DE MAIZ	71,514	59
MINSA DEL SURESTE	ELABORA HARINA DE MAIZ	41,760	56
MINSA DEL NORESTE	ELABORA HARINA DE MAIZ	83,520	44
MINSA CORPORATION	ELABORA HARINA DE MAIZ	8,100	85
MINSA SOUTHWEST CORPORATION	ELABORA HARINA DE MAIZ	30,000	95
MINSA CENTROAMERICA	ELABORA HARINA DE MAIZ	18,000	7

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 1 AÑO: 2004

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Previa

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
MAIZ	PRODUCTORES NACIONALES	NO			68.16

OBSERVACIONES

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADC
Impresión Previa

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
HARINA DE MAIZ	121,045	441,070	120,027	437,361	24.50	MINSA	INDUSTRIALES DE L TOTILLA
TOTAL		441,070		437,361			

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 1 AÑO: 20(

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

PAGINA :
CONSOLIDADC
Impresión Previa

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
HARINA DE MAIZ			26,997	119,008	EE.UU	MINSA	INDUSTRIALES DE L TORTILLA FRITUREROS
TOTAL				119,008			

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 1 AÑO: 2004

CONSOLIDADO
Impresión Previa

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0		62,519,124		62,519,124		248,980
BII		0	65,070,925			65,070,925	258,608	
C		0		28,051,000		28,051,000		114,976
TOTAL			65,070,925	90,570,124	0	155,641,049	258,608	363,956

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
155,641,049

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: MINSA
GRUPO MINSA, SA DE CV

TRIMESTRE: 1 AÑO: 2004

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Previa

PROYECTOS DE EMPRESA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Previa

Conversión de Estados Financieros en Monedas Extranjeras

Se reciben los estados financieros de Minsa Centroamérica en Quetzales y los de Minsa Corporation en Dólares.

Estado de resultados
1. Se convierte a Quetzales/Usd de cierre del mes correspondiente
2. Los Quetzales/Usd de cierre se convierten a pesos por el tipo de cambio (pesos por Quetzal/Usd) de cierre
3. El efecto por conversión resultante se capitaliza
4. Se realiza el cálculo del resultado por posición monetaria y el efecto en resultados de la actualización de las depreciaciones de conformidad con el boletín B-10

Balance :
1. Se calcula su reexpresión de conformidad con el Boletín B-10 en Quetzales/Usd tomando el factor de inflación del país de origen
2. El balance en Quetzales/Usd reexpresado se convierte a Pesos de cierre multiplicándolo por el tipo de cambio de pesos por Quetzales/Usd correspondiente al cierre.